PMU News Release #11-09 TSX: PMU OTCQX: PFRMF

July 27, 2011

Pacific Rim Mining Announces Fiscal 2011 Year End Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2011. Details of the Company’s financial results are provided in its audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company recently acquired a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “CAFTA/ILES” action). Notwithstanding the ongoing CAFTA/ILES legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to renewing its advancement of the El Dorado project.

The Company recently commenced exploration work at it's newly acquired Hog Ranch gold project in Nevada. Assessments of the geology, structure and mineralization at Hog Ranch lead the Company to believe the property has significant potential for the discovery of underground, high-grade epithermal veins. These types of systems have been the focus of the Company's efforts for over a decade. Management is particularly excited to have secured this exceptional opportunity where we can capitalize on our expertise in a jurisdiction where regulations are clear and rule of law is assured.

The Company’s business plans and management talent primarily lie in gold exploration in the Americas. Accordingly, management has renewed its focus on the acquisition of new projects of merit that fit its exploration objectives. In March 2011 the Company signed a letter of intent to acquire a 65% joint venture interest in the Hog Ranch epithermal gold property in northern Nevada. Subsequent to the end of fiscal 2011, a Definitive Agreement was executed between the Company and the Hog Ranch vendors, and exploration plans for Hog Ranch are now being coordinated. Earlier in fiscal 2011, the Company signed a letter of intent to acquire the Remance gold project in Panama. Formal acquisition of Remance remains on hold however, and is highly uncertain at this time, pending the outcome of an appeal launched by the property vendors in response to the Government of Panama’s recent denial of an extension to the Remance concession term. If this roadblock is overcome, the Company will proceed with the Remance acquisition. In the meantime, the Company is focusing is exploration efforts on the Hog Ranch property and on the ongoing search for additional project acquisitions.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive.

Results of Operations
For the fiscal year ended April 30, 2011, Pacific Rim recorded a loss for the period after discontinued operations of $(4.0) million or $(0.03) per share, compared to a loss of $(5.0) million or $(0.04) per share for the fiscal year ended April 30, 2010 and $(6.3) million or $(0.08) per share for the fiscal year ended April 30, 2009. The decrease in net loss for fiscal 2011 compared to fiscal 2010 is primarily related to decreased exploration expenditures, general and administrative expenses, and costs related to the CAFTA/ILES action, offset in part by a gain on the sale of bullion during fiscal 2010 for which there is no comparable item during fiscal 2011. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009.

Expenses
Due to the cessation of the El Dorado drilling program in July 2008 (early fiscal 2009) and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly over the past three fiscal periods, from $5.5 million in fiscal 2009 and $1.8 million in fiscal 2010 to $1.3 million in fiscal 2011.

General and administrative expenses were reduced significantly in fiscal 2010 due to reductions in staffing as well as the generally lower level of business activity undertaken by the Company. This lower level of business activity continued during fiscal 2011. General and administrative costs were $1.2 million in fiscal 2011 compared to $1.4 million in fiscal 2010 and $3.7 million in fiscal 2009.

CAFTA/ILES-related expenses totalled $1.6 million during fiscal 2011 compared to $2.2 million during fiscal 2010 and $nil for fiscal 2009. The increase in CAFTA/ILES-related expenses between fiscal 2009 and fiscal 2010 reflects the commencement of the arbitration process and the build up to activity in advance of the Preliminary Objection phase of the arbitration. Between mid-fiscal 2010 and early fiscal 2011, arbitration-related activity decreased following the Preliminary Objection decision, and then increased again in 2011 in preparation for the hearings related to the Jurisdiction Objection which took place subsequent to the end of fiscal 2011.

During fiscal 2010 the Company realized a $0.6 million gain on the sale of bullion, and a $0.2 million financing expense associated with the extension of warrants issued during the 2008 financing, for which there were no comparable items during either of fiscal 2011 or 2009.

The Company booked a small foreign exchange gain of $0.1 million during fiscal 2011 compared to foreign exchanges losses of $0.02 million during fiscal 2010 and $0.2 million during fiscal 2009, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

Unusual Items
The Company received income of $0.04 million and $3.2 million from the Denton-Rawhide operation during fiscal 2010 and fiscal 2009 respectively. The Company’s interest in Denton-Rawhide was sold during fiscal 2009 though income was received into early fiscal 2010. There was no income from the Denton-Rawhide operation during fiscal 2011.

Summary
As a result of decreased exploration expenditures, general and administrative costs and CAFTA/ILES arbitration-related expenses, the Company’s loss for fiscal 2011 was reduced to $(4.0) million or $(0.03) per share from previous fiscal periods ($(5.0) million or $(0.04) per share for fiscal 2010 and $(6.3) million or $(0.08) per share for fiscal 2009).

Liquidity and Capital Resources

Cash
During fiscal 2011 the Company’s cash and cash equivalents decreased by $1.0 million from $1.3 million at April 30, 2010 to $0.3 million at April 30, 2011. Short-term investments increased year over year from $nil at April 30, 2010 to $0.8 million at April 30, 2011. As a result of the decreased cash and the increase in short-term investments, current assets decreased by $0.2 million year over year from $1.4 million at April 30, 2010 to $1.2 million at April 30, 2011. This decrease reflects cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA/ILES action, offset by the proceeds of a private placement equity financing undertaken by the Company during fiscal 2011.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the CAFTA/ILES arbitration action. The legal costs for this legal action are substantial and are anticipated to increase should the case proceed to the merits phase. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to undertake future financings sufficient to fund ongoing exploration and administration expenses as well as anticipated costs for the CAFTA/ILES arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future or will be available on favourable terms. Factors that could affect the availability of financing include the outcome of any rulings pertaining to PacRim’s CAFTA/ILES action, any significant progress on the El Dorado project permitting application that may develop, progress on any of the Company’s exploration properties, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing two paragraphs contain forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

Working Capital
At April 30, 2011, the book value of the Company’s current assets was $1.2 million, compared to $1.4 million at April 30, 2010, a reduction of $0.2 million. The decrease in current assets is primarily a result of expenditures of cash, offset by the addition of cash from the sale of securities under a private placement financing. Property, plant and equipment balances at April 30, 2011 were negligibly lower than the April 30, 2010 balance ($5.46 million $5.49 million respectively).

At April 30, 2011 the Company had current liabilities of $1.64 million marginally higher than the April 30, 2010 balance of $1.58 million due to a slight increase in accounts payable and accrued liabilities. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2011 and $1.1 million at April 30, 2010 is due to one vendor associated with PacRim’s arbitration action.

The $0.2 million decrease in current assets combined with the marginal increase in current liabilities, resulted in a $0.2 million reduction in working capital from $(0.2) million at the end of fiscal 2010 to $(0.4) at the end of fiscal 2011.

Subsequent Change to Working Capital
On May 3, 2011, immediately subsequent to Pacific Rim’s fiscal 2011 year end, the Company closed a private placement financing through which a total of CDN $3,696,000 was raised through the issuance of 17,600,000 units (“Units”). Each Unit issued in this financing consists of one common share in the Company and one half of one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and will expire on September 3, 2011. The Company also issued 233,400 Units to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 716,400 warrants to Finders representing 6% of the total number of Units sold to purchasers introduced by the Finders.

Financial Condition
The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2012 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to commence a Phase 1 exploration program at the Hog Ranch property during fiscal 2012, including a roughly 15-hole drill program late in the fiscal year. Acquisition of the Remance project is in doubt and therefore, no exploration plans are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for conducting a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that its fiscal 2012 exploration plans as outlined above will cost approximately $1.6 million, with a further $1 million required in the event the Remance property is acquired. With the cash balances currently on hand (as a result of the private placement financing that closed in May 2011), the Company believes it has the financial resources required to carry out its planned exploration programs but not the contingent exploration expenditures related to the potential Remance acquisition or additional CAFTA/ILES expenses. The Company anticipates the requirement for additional financing during or subsequent to fiscal 2012 in order to fund future ongoing exploration programs.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during fiscal 2012. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s arbitration claim are expected to continue at present or modestly higher levels during fiscal 2012, and are dependent on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.4 related to the CAFTA/ILES arbitration action, which is partly responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2012, and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at April 30, 2011, the Company has a working capital deficit of $0.4 million (which has since been remediated), has incurred losses since inception and has an accumulated deficit of $90.1 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. Despite the Company’s successful May 2011 private placement financing, the Company will need to raise additional funds during or subsequent to fiscal 2012 to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA/ILES arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include progress in obtaining the sought-after El Dorado mining permits, progress on or resolution of the CAFTA/ILES claim including the outcome of the Jurisdiction Objection, results from the Hog Ranch Phase 1 exploration program, the completion of the Remance project acquisition and/or the acquisition of other exploration projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

Outlook
The Company is imminently commencing a Phase 1 exploration property at it’s recently acquired Hog Ranch property in Nevada, which will consist of field mapping and sampling, geophysical survey and a 10-15-hole drill program to test both the near surface and underground vein potential of this known gold district.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

The Company continues to seek new project opportunities in North and Central America.

The Company believes its principal risks are its ability to acquire new exploration projects of merit, its ability to fund the ongoing CAFTA/ILES arbitration action to a just conclusion, its ability to fund future exploration plans and ongoing general and administrative expenses and its ability to maintain its TSX listing. The Phase 1 Hog Ranch exploration program will consume the bulk of the Company’s cash resources earmarked for exploration during fiscal 2012. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2012 and for the foreseeable future. The Company anticipates that it will require additional financing in late fiscal 2012 or early fiscal 2013 in order to fund its ongoing exploration, administrative and legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2012, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration action are expected to continue at present or modestly higher levels as during fiscal 2012, and are dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the arbitration and/or for general working capital expenses and/or future expenses related to the CAFTA/ILES claim.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2012, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA/ILES action. See Forward-Looking Information.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, PacRim’s CAFTA/ILES arbitration action is expected to proceed during fiscal 2012 and beyond. The Company is currently awaiting a ruling from the ICSID Tribunal Panel on the GOES’s Jurisdiction Objection, anticipated in late calendar 2011. The Company may seek traditional or alternative financing arrangements during fiscal 2012 specifically ear-marked for legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans beyond fiscal 2012 may not be carried out as anticipated and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management intends to undertake during fiscal 2012 for the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2012 and beyond may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2012 may not occur as planned.
  the Company’s exploration plans and anticipated costs for fiscal 2012 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the CAFTA/ILES action will continue through fiscal 2012 and beyond, and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2010 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097   Tel: (604) 689-1976   Fax: (604) 689-1978
E-mail: general@pacrim-mining.com   Website: www.pacrim-mining.com